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SEC FILE NUMBER
8-14953

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Aon Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

200 East Randolph Street
(No. and Street)

Chicago	IL	60601
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Magdaline Pasalich	312-381-0345	maggie.pasalich@aon.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

155 North Wacker	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Magdaline Pasalich _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Aon Securities LLC _____, as of December 31 _____, 2025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Magd Pel_____

Title:
Chief Financial Officer _____

This filing contains (check all applicable boxes):**

- ◼ (a) Statement of financial condition.
- ◼ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ◼ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STATEMENT OF FINANCIAL CONDITION

Aon Securities LLC
December 31, 2025
With Report of Independent
Registered Public Accounting Firm

Aon Securities LLC

Statement of Financial Condition

December 31, 2025

Contents



**Shape the future
with confidence**

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Aon Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Aon Securities LLC (the Company) as of December 31, 2025, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since at least 2001, but we are unable to determine the specific year.

March 2, 2026

1



Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000
ey.com

Shape the future with confidence

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Aon Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Aon Securities LLC (the Company) as of December 31, 2025, and the related notes ("the financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since at least 2001, but we are unable to determine the specific year.

March 2, 2026

2

Aon Securities LLC

Statement of Financial Condition

December 31, 2025

Assets

Cash and cash equivalents (of which, $1,000,000 is considered restricted cash)	$	27,109,967
Demand note receivable from affiliate		497,386,777
Receivable from customers		15,091,644
Receivable from affiliate		175,000
Prepaid expenses		240,457
Interest receivable		41,236
Total assets	$	540,045,081

Liabilities and members' equity

Liabilities:

Payable to affiliates	$	1,720,375
Deferred revenue		200,000
Accounts payable and accrued expenses		78,356
Total liabilities		1,998,731
Total members' equity		538,046,350
Total liabilities and members' equity	$	540,045,081

See notes to financial statement.

Aon Securities LLC

Notes to Statement of Financial Condition

December 31, 2025

1. Organization and Operations

Aon Securities LLC (the Company), a Delaware limited liability company, is a registered broker-dealer and a registered investment adviser with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA), and is registered in all 50 states, the District of Columbia and the Commonwealth of Puerto Rico. The Company is licensed as an Overseas Permit Company and Class B Registered Person with the Bermuda Monetary Authority and has filed notices for Exemption from Registration in Australia, the Netherlands and the Canadian Provinces of Ontario, Quebec, Alberta, British Colombia, Manitoba, and Saskatchewan. The Company is also registered with the Municipal Securities Regulatory Board, and as a swap firm, introducing broker, commodity pool operator, and commodity trading adviser with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA).

The Company is owned by Aon Group, Inc., with 95% of that ownership on a direct basis and 5% indirectly through AS Holdings Inc., a Delaware corporation, which itself is wholly owned by Aon Group Inc. Aon Group Inc. is a direct wholly owned subsidiary of Aon Corporation which, in turn, is an indirect wholly owned subsidiary of Aon plc (the Ultimate Parent). The Company's financial statements appropriately do not provide for income taxes because it is a multi-member LLC and thus a flow-through entity for tax purposes. The Company is included in the US consolidated tax return of Aon North America, Inc.

The Company is involved in capital market activities, including structuring, underwriting, and joining selling groups for insurance-linked securities offerings, with a focus on catastrophe bonds. It also offers financial advisory services, such as sidecar investment vehicles.

The Company's broker-dealer activities include selling variable products, distribution of affiliated funds to institutional and accredited investors, consulting services, and secondary market trading of insurance-linked securities on an agency basis.

The Company clears its insurance-linked securities transactions on a fully disclosed basis through Pershing LLC (Pershing).

Notes to Statement of Financial Condition (continued)

2. Significant Accounting Policies

Basis of Presentation and Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held with banks and other financial institutions. Money market funds are recorded at fair value. As of December 31, 2025, the Company had $1,000,000 of restricted cash on deposit with Pershing that is included in its cash and cash equivalents balance. This balance relates to the minimum amount held by this clearing broker pursuant to the contract the Company has with the firm.

Receivable from customers

Receivable from customers is reported net of current expected credit losses. The Company has a general reserve policy to require a minimum reserve of 0.25% based on an aging analysis and estimated collectability. As of December 31, 2025, the current expected credit loss balance was $37,824 based on the Company's general reserve policy.

Prepaid expenses

Prepaid expenses include amounts advanced to FINRA for the Company's 2025 annual renewal assessment and other regulatory invoices for which the Company is periodically assessed.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade-date basis. The Company buys and sells (riskless principal basis) certain insurance-linked debt securities in the secondary market.

Aon Securities LLC

Notes to Statement of Financial Condition (continued)

2. Significant Accounting Policies (continued)

Revenue Recognition

The Company recognizes revenue when the Company satisfies the performance obligations under the terms of each engagement. The Company's engagements are generally accounted for as a single performance obligation, as the services promised are not separately identifiable and are highly interdependent. The Company's performance obligation is satisfied at a point in time or over the contract period, depending on the nature of the engagement and the contractual terms. Consideration is allocated entirely to the single performance obligation, as ancillary activities do not represent distinct performance obligations.

The Company generates revenues primarily through underwriting fees, advisory and other fees, and commission fees. Fees vary depending upon several factors, which may include the principal amount of insurance-linked securities ("ILS") issued, the services provided to a client, and the capacity in which the Company acts.

Underwriting Fees

Underwriting fees are earned for services provided in connection with the structuring, placement, and underwriting of insurance-linked securities and related transactions. Underwriting arrangements generally represent a single performance obligation, as the services promised are not separately identifiable and are highly interdependent. The Company satisfies its performance obligation at a point in time upon the successful completion of the underwriting, which is generally evidenced by the closing of the transaction or issuance of the related securities. Accordingly, underwriting fee revenue is recognized at that point in time, when control of the services has been transferred to the customer and the Company has an enforceable right to payment. Underwriting fees are typically invoiced at the ILS trading date.

Underwriting fees are generally contingent upon the successful completion of the transaction and therefore represent variable consideration. Such fees are included in the transaction price only when it is probable that a significant reversal of cumulative revenue recognized will not occur. Revenue related to underwriting arrangements is recognized only upon satisfaction of the related performance obligation and achievement of the defined contractual outcome.

Aon Securities LLC

Notes to Statement of Financial Condition (continued)

2. Significant Accounting Policies (continued)

Revenue Recognition (continued)

Advisory Fees

Fees from clients for advisory services are dependent on the extent and value of the services provided. Advisory and other fees are recorded as services are rendered, as customers simultaneously receive and consume the benefits of the services provided by the Company. Unearned fees collected in advance are recorded as deferred advisory fees.

The Company's advisory fee arrangements may include non-refundable up-front fees and success-based fees. Non-refundable up-front fees are recorded as deferred revenue and recognized when the related performance obligation is satisfied or the engagement is terminated. Success-based fees are recognized at a point in time upon the successful completion of the underlying transaction.

Deferred Revenue

Deferred revenue represents amounts billed or collected in advance of the Company satisfying its related performance obligations and primarily consists of non-refundable up-front advisory fees. Deferred revenue is recognized as revenue when the associated performance obligations are satisfied or the engagement is otherwise terminated, consistent with the Company's revenue recognition policy.

As of December 31, 2025, the Company recorded deferred revenue of $200,000, which is included in liabilities on the statement of financial condition. The Company expects to recognize this deferred revenue within the next twelve months.

Commissions and Distribution Fees

Commissions and distribution fees represent sales charges and renewal fees earned on variable insurance and annuity contracts, fixed policies, or mutual fund policies secured by the Company's registered representatives. These commission fees are collected from various investors for which the Company is the broker-dealer of record and are generally earned as an agreed percentage based on assets under management. Commission fees typically constitute a single performance obligation, as the services provided is not separately identifiable and is highly interdependent. The Company satisfies this performance obligation at a point in time, generally when the underlying transaction is completed and the Company has an enforceable right to payment.

2. Significant Accounting Policies (continued)

Revenue Recognition (continued)

Interest Income

The Company earns interest income from money market funds, and a related-party demand note (refer to Note 4, Related-Party Transactions). Interest income is recorded monthly on an accrual basis. During 2025, the Company earned $18,659,306 in interest income, of which $41,236 was earned but not yet received from money market funds.

Segment Information

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of capital market activities, investment banking and investment advisory services. The Company has identified its Chief Executive Officer as the Chief Operating Decision Maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Based on the structure or duration of any insurance linked security engagement that is offered each year, the Company would not necessarily expect or financially depend on recurring revenue from the exact same customers each year. In 2025, the Company earned an advisory fee from one customer which exceeded 10% of its overall revenues, thereby constituting this party as major customer for this reporting period. The Company does not believe that it is dependent on any single customer, nor does it conclude that the absence of revenue from any single customer would have a material adverse effect on its financial statements.

Aon Securities LLC

Notes to Statement of Financial Condition (continued)

3. Fair Value Measurements

Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement*, defines fair value as the price that would be received to sell an investment or paid to transfer a liability in a timely transaction with an independent buyer in the principal market or, in the absence of a principal market, the most advantageous market for the investment or liability. ASC Topic 820 establishes a three-tier hierarchy of fair value measurements based on whether the inputs to those measurements are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions.

Accounting standards establish a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair values as follows:

Level 1 – Observable inputs, such as quoted prices for identical assets in active markets.

Level 2 – Observable inputs other than level 1 prices, such as quoted prices for similar instruments; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 – Unobservable inputs in which there is little or no market data that requires the use of valuation techniques and the development of assumptions.

As of December 31, 2025, investments in money market mutual funds with a fair value of $25,399,525 were measured using observable prices (Level 1) and classified as cash and cash equivalents in the statement of financial condition.

4. Related-Party Transactions

The Company has a demand note agreement with Aon Corporation under which the Company's excess cash is loaned to Aon Corporation and recalled, as needed, to fund underwritings. As of December 31, 2025, the note has a balance of $497,386,777. Under the Amended and Restated Master Note Agreement, effective March 1, 2022, the note accrues interest at a monthly compounding short-term Applicable Federal Rate as determined and published by the Internal Revenue Service, which was 3.60% at December 31, 2025. The note is recorded at cost, which approximates fair value. The note, including accrued interest, is due and payable on demand. During 2025 the Company earned interest of $18,063,766 on the note, which is included in interest income on the statement of income.

Aon Securities LLC

Notes to Statement of Financial Condition (continued)

4. Related-Party Transactions (continued)

In May 2025, the Company borrowed $355,000,000 from Aon Corporation on an unsecured one-day loan to fund the underwriting of an ILS private placement, for which it paid $39,247 of interest. There were no outstanding borrowings at December 31, 2025.

The Company is party to an internal agreement with Aon Consulting Inc., whereby the Company is authorized to receive mutual fund payments from third parties such as sub-custodians or mutual funds. At December 31, 2025, a total of $245,359 was earned and included in commissions and distribution fees on the statement of income.

On December 1, 2023, the Company entered into an agreement with Marilla Investment Management Ltd. ("MIM"), an Aon affiliated company in Bermuda. Under the agreement, the Company will earn a service fee in connection with the placement of securities as defined in the agreement. At December 31, 2025, a total of $175,000 was earned and included in advisory and other fees on the statement of income. As of December 31, 2025, a total of $175,000 was reported as a receivable from affiliate.

Under an expense sharing agreement between the Company and Aon Corporation, certain unreimbursed salary and general and administrative expenses, including the compensation of brokers and agents, are incurred by affiliated companies on behalf of the Company and are not incurred by the Company in the accompanying statement of income.

Beginning in 2020, the Company implemented sharing agreements with Aon Solutions Ireland Ltd and Aon Securities Limited. The service contributions made by each affiliate supporting certain securities transactions are subject to these agreements. Based on the affiliate's level of participation in the subject transaction, a determined percentage of revenue earned by the Company will be shared with each affiliate. In 2025, pursuant to these agreements, a total of $3,875,925 was shared with these affiliated entities and recorded to commission expense on the Statement of Income. As of December 31, 2025, a total of $1,720,375 was reported as payable to affiliates for amounts due to Aon Solutions Ireland Ltd and Aon Securities Limited.

The Company entered into an agreement with Aon Re, Inc., effective June 13, 2025. Under the agreement, Aon Re, Inc. funded a customer transaction fee reduction provided by the Company. The related party funding was recorded as a settlement between affiliates and did not create a separate customer contract or performance obligation. At December 31, 2025, a total of $250,000 was earned and included in advisory and other fees on the statement of income.

Notes to Statement of Financial Condition (continued)

5. Net Capital Requirements

The Company, as a broker-dealer registered with the SEC, is subject to the Uniform Net Capital rule of the SEC (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness and that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2025, net capital was $24,614,203 which was $24,494,288 in excess of required net capital, and the ratio of aggregate indebtedness to net capital was 0.08. Advances to affiliates and dividend payouts may be subject to certain notification and other provisions of Rule 15c3-1.

As an introducing broker registered with the NFA, the Company is required to and has complied with the Uniform Net Capital Rule (Rule 15c3-1), as discussed above, to meet the requirements of Regulation 1.17 of the Commodity Futures Trading Commission.

Exemption from Reserve Requirements

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R § 240.15c3-3 (k)(2)(ii) and met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception. Additionally, the Company also claimed an exemption based upon other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073, as the Company did not hold or carry customer securities, funds or accounts during the year.

6. Other Matters

The Company is a party to various administrative proceedings, legal actions, and claims. Based on investigations to date and advice from legal counsel, the Company believes that any such legal actions are without merit. While the ultimate results of any such proceedings against the Company cannot be predicted with certainty, the Company believes that the resolution of any of these matters will not have a material adverse effect on its financial position or results of operations.

7. Subsequent Events

The Company has evaluated subsequent events through March 2, 2026, the date these financial statements were issued, with no other events noted that would require recognition or disclosure in the financial statements.